SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 3
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        MACE SECURITY INTERNATIONAL, INC.
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   554-335-109
                                   -----------
                                 (Cusip Number)

                       Jon E. Goodrich, CEO and President
                        MACE SECURITY INTERNATIONAL, INC.
                               160 Benmont Avenue
                              Bennington, VT 05201
                                 (802) 442-1504
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communication)

                                December 31, 1997
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554-335-109
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1     Name of Reporting Person

      Marvin F. Brown

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2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |_|
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3     SEC Use Only

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4     Source of Funds

      (See Instructions)                                                     N/A
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization


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                  7     Sole Voting Power
  Number of
   Shares               70,388
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        70,388
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      370,388*
      * includes 300,000 shares underlying options granted to Mr. Brown
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


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13    Percent of Class Represented By Amount in Row (11)

      5.2%
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14    Type of Reporting Person

      (See Instructions)                                                      IN
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

      This Amendment No. 3 amends and supplements the statement on Schedule 13D (as previously filed and amended most recently in May 1997 (the "Schedule 13D")) relating to the common stock, par value $.01 per share (the "Common Stock") of Mace Security International, Inc. (the "Company") and filed with the Securities and Exchange Commission on behalf of Marvin P. Brown. Except as disclosed herein, there has been no change in the information previously reported in the
Schedule 13D, as amended. All capitalized terms herein shall have the meaning assigned to them in the initial filings.

      Item No. 5 Interest in Securities of the Issuer.

      Item No. 5 is amended as follows:

      Mr. Brown owns outright 70,388 shares of Common Stock, and has the sole power to vote such shares. As a result of the termination of the Shareholders Voting Agreement (as described in Item 6), Mr. Brown no longer has voting rights (shared or sole) with respect to any other shares.

      The termination of the Shareholders Voting Agreement caused the termination of the options to purchase 200,000 shares of Common Stock from private individuals. Since the termination of the Shareholders Voting Agreement, Mr. Brown has been granted options to purchase 200,000 shares of Common Stock to replace the options terminated as a result of the termination of the Shareholders Voting Agreement. These options are exercisable at any time. As a result, Mr. Brown is deemed to be the beneficial owner of the shares underlying the options. However, he has no right to vote the shares underlying the options until the options are exercised.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item No. 6 is amended as follows:

      The Shareholders Voting Agreement entered into among Mr. Brown and Jon E. Goodrich and Robert P. Gould on January 9, 1997 has been terminated.

      As a result of the termination of the Shareholders Voting Agreement, the options previously granted to Mr. Brown by Jon E. Goodrich and Robert P. Gould have terminated. To replace the options that have terminated, Mr. Brown has been granted options to purchase 100,000 shares of Common Stock by each of Messrs. Goodrich and Gould. Such options are exercisable at any time at an exercise price of $1.25 per share. Such options expire April 24, 1999.

      Item 7. Material to be Filed as Exhibits.

      (1) Option to purchase Common Stock.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 1998                 /s/ Marvin P. Brown
                                       -----------------------------------------
                                           MARVIN P. BROWN